Exhibit 99.5

Velda Power Limited

and

 FANG HOLDINGS LIMITED

and

CHINA INDEX HOLDINGS LIMITED

SETTLEMENT DEED

TABLE OF CONTENTS

Page

1.	RECITALS	1

2.	DEFINITIONS AND INTERPRETATION	2

3.	EFFECT OF THIS DEED	2

4.	PAYMENT	2

5.	UNDERTAKINGS	3

6.	ACCELERATION	3

7.	WARRANTIES AND AUTHORITY	4

8.	CONFIDENTIALITY	4

9.	NO RIGHTS OF THIRD PARTIES	4

10.	GENERAL	5

SCHEDULE 1 REPAYMENT SCHEDULE	6

SCHEDULE 2 FORM OF VALIDATION ORDER	7

THIS DEED is dated 20/08/2021

BETWEEN:

(1)	Velda Power Limited, a company incorporated under the laws of the British Virgin Islands (“Velda Power”);

(2)	FANG HOLDINGS LIMITED (formerly SouFun Holdings Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands with registration number 136949 whose registered office is at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road (“Fang”); and

(3)	CHINA INDEX HOLDINGS LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands with registration number 340560 whose registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (“CIH”),

(each a “Party” and together the “Parties”).

1.	RECITALS

1.1	Pursuant to a Subscription Agreement dated 17 September 2015 entered into by, among others, Velda Power and Fang, Velda Power purchased from Fang a Convertible Note dated 4 November 2015 by and between Velda Power and Fang in an original aggregate principal amount of US$7,560,000 (the “Note”).

1.2	On 13 November 2020, a winding-up petition was presented to the Grand Court of the Cayman Islands by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited (together the “Petitioners’) against Fang in cause matter FSD 278 OF 2020 (ASCJ). The winding-up petition proceedings (the “Proceedings”) remain ongoing as of the date of this Deed.

1.3	Pursuant to Article 2.4(j) of the Note, an event of default as defined under the Note occurred thirty days after the presentation of the winding-up petition, i.e. on 13 December 2020 (the “Event of Default”). Consequently, 100% of the outstanding principal of, and accrued and unpaid interest on, the Note automatically became due and payable on 13 December 2020 pursuant to Article 2.5(a) of the Note.

1.4	In accordance with Article 2.6 of the Note, interest on any overdue instalments of accrued and unpaid interest and on the outstanding principal at any time after the outstanding principal has become due and payable has been accruing and shall continue to accrue at an annual interest rate of 2.5% (the “Default Rate”), being the interest rate of 1.5% borne by the Note (the “Original Rate”) plus one percent.

1.5	Accordingly, the total amount that is due and payable by Fang pursuant to the Note comprises of (i) principal of US$7,560,000 (the “Principal”); (ii) interest in the sum of US$22,995 accrued between 30 September 2020 and 13 December 2020 at the Original Rate; and (iii) default interest on any accrued and unpaid interest and the outstanding balance of the Principal, which has been accruing at the Default Rate since 14 December 2020 until payment in full of all sums outstanding upon the Note is made (the “Indebtedness”).

1.6	Prior to the Event of Default occurring, Fang’s next scheduled interest payment was in the sum of US$56,700 on 31 March 2021, being the latest Interest Payment Date as defined under the Note (the “March Interest Payment Date”). Due to the Event of Default, the interest due on the Note at the March Interest Payment Date was US$79,170. As of the date of this Deed, a partial payment of outstanding interest in the amount of US$56,700 has been paid, and none of the outstanding Principal, has been paid to Velda Power.

1.7	Pursuant to a Letter of Guarantee dated 11 June 2019 entered into by Velda Power and CIH (the “Letter of Guarantee”), CIH guarantees Fang’s Indebtedness under the Convertible Note, and the Letter of Guarantee may be enforced without first having recourse to Fang or any other person.

1.8	Subject to the terms of this Deed as set out below, the Parties have agreed that there shall be a full and final settlement of Fang’s Indebtedness. The Parties wish to record those terms of settlement, on a binding basis, in this Deed.

IT IS AGREED AS FOLLOWS:

2.	Definitions and interpretation

2.1	Save where the context requires otherwise:

(a)	references to clauses, sub-clauses and schedules without further designation shall be construed as a reference to the clause, sub-clause and schedule of this Deed so numbered; and

(b)	the headings and schedules in this Deed are for convenience only and do not affect its interpretation.

3.	Effect of this DEED

3.1	Upon execution of this Deed by the Parties, this Deed shall immediately be fully and effectively binding on them.

3.2	CIH’s obligations under the Letter of Guarantee dated 11 June 2019 shall not be released, impaired, reduced or otherwise affected by the execution of this Deed and performance of the obligations herein, and shall continue to remain in full force and effect in accordance with the terms of the Letter of Guarantee.

4.	PAYMENT

4.1	Subject to the following clauses in this Section, Fang and CIH shall each make instalment payments to Velda Power in accordance with the payment schedule set out in Schedule 1 Repayment Schedule) in full and final settlement of Fang’s Indebtedness. The instalment payments shall be paid by way of transfer of funds for same day value to the following bank account (the “Account”).

Account name: Velda Power Limited

Bank name: Pacific Western Bank

Swift: SQARUS33

ABA: 122238200

Account number: 1001922648

4.2	In the event that repayment is not made in full in accordance with Clauses 4.1, all of such payments as are outstanding at any such missed payment date shall be immediately due and payable, including interest on any outstanding Principal amounts and any overdue instalments of accrued and unpaid interest, calculated at the Default Rate from 14 December 2020, and all such accelerated amounts due shall continue to accrue interest at the Default Rate until payment.

5.	UNDERTAKINGS

5.1	Fang undertakes to apply for a validation order from the Grand Court of the Cayman Islands (“Validation Order”), in the form substantively of the draft attached at SCHEDULE 2 FORM OF VALIDATION ORDER), within fourteen (14) days after the date of this Deed, for the purpose of validating the payments to be made by Fang to Velda Power under Clause 4.

5.2	Fang undertakes to obtain a Validation Order as soon as possible after the date of this Deed, but in any event no later than 30 September 2021.

5.3	In the event that Fang grants any of its creditors or other holders of convertible notes that rank pari passu in right of payment of the Note (the “Creditors”) any right, interest, benefit, privilege or protection more favorable than those granted, and accruing, to Velda Power, Fang shall concurrently notify Velda Power of the same and grant, issue or provide the same right, interest, benefit, privilege or protection to Velda Power pari passu with the Creditors. Each party hereto agrees and consents to such changes or amendments to this Deed that are necessary in connection with such grant, issue and provision.

6.	ACCELERATION

6.1	In the event that:

(a)	Fang and/or CIH fails to make any payment to Velda Power in accordance with, and within the timeline as stipulated in, Clauses 4.1;

(b)	Fang fails to apply for a Validation Order within the timeline as stipulated in Clause 5.1 or obtain a Validation Order on or prior to 30 September 2021, or

(c)	a winding-up order is made against Fang before all of the payments under Clauses 4.1 are paid in full,

unless otherwise agreed in writing by the Parties, the outstanding balance of Fang’s Indebtedness (including without limitation the unpaid portion of interest due as at the March Interest Payment Date of US$22,470, plus any interest accrued on such amount at the Default Rate up to the date of repayment) shall automatically be immediately due and payable by Fang to Velda Power in full by way of transfer of funds for same day value to the Account without any action on the part of Velda Power. Interest on any outstanding Principal and any accrued and unpaid interest shall continue to accrue at the Default Rate.

7.	WARRANTIES AND AUTHORITY

7.1	Each Party warrants and represents to the other Parties with respect to itself that:

(a)	it is duly formed under the laws of the jurisdiction of its formation;

(b)	it has the full right, power and authority to execute, deliver and perform this Deed, and has taken all necessary action to authorize its entry into and performance of this Deed, including any authorizations, consents and approvals that are required; and

(c)	no terms or provision of its constituting documents or the laws of the jurisdiction of its formation, or any agreements or instruments to which it is a party or by which it is bound are breached in the giving, execution and delivery of this Deed and the undertaking and performance of any obligations assumed by it herein.

8.	Confidentiality

8.1	The terms of this Deed, and the substance of all negotiations in connection with it, are confidential to the Parties and their advisers, who shall not disclose them to, or otherwise communicate them to, any third party without the written consent of the other Party other than:

(a)	to the Parties’ respective direct and indirect shareholders, partners (whether general or limited) and managers and/or advisers to such shareholders, and their respective auditors, insurers and professional advisers on terms which preserve confidentiality;

(b)	pursuant to any legal or regulatory obligation to make such a disclosure, provided that the Party that is required to make such a disclosure shall provide the other Party with prompt written notice of that fact and shall consult with and provide the other Party the opportunity to review, comment upon and concur with the form and contents of the disclosure prior to issuance, and in any event, the Party that is required to make such a disclosure shall furnish only that portion of the information that is legally required;

(c)	for the purpose of facilitating the implementation and enforcement any of the terms of this Deed, including but not limited to coordinating with other third party creditors of Fang for the restructuring and enforcement of any its debts; or

(d)	for the purpose of the application for a Validation Order as required under Clause 6.1, provided that Fang is legally required to provide this Deed in evidence for such application, and that prior written approval is obtained from Velda Power.

8.2	Notwithstanding Clause 9.1, the Parties are entitled to confirm to any third party the fact of, but not the terms of the settlement between the Parties.

9.	NO RIGHTS OF THIRD PARTIES

9.1	The Parties agree that the terms of this Deed are not enforceable by any third party.

10.	GENERAL

10.1	If any provision or part-provision of this Deed is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this Deed.

10.2	The Parties shall deliver or cause to be delivered such instruments and other documents at such times and places as are reasonably necessary or desirable, and shall take any other action reasonably requested by the other Party for the purpose of putting this Deed into effect.

10.3	This Deed may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

10.4	This Deed constitutes the entire understanding and agreement between the Parties in relation to the subject matter of this Deed and supersedes and extinguishes any previous correspondence, proposals, drafts, agreements, undertakings, representations, warranties, promises, statements, assurances, and arrangements of any nature whatsoever, whether or not made in writing, relating thereto.

10.5	No variation of this Deed shall be effective unless it is in writing and signed by the Parties.

10.6	This Deed (including its subject matter and/or formation) shall be governed by and construed in all respects in accordance with the laws of the Cayman Islands.

10.7	The courts of the Cayman Islands shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed, including any question regarding its existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it.

Schedule 1 Repayment Schedule

Fang’s Repayment Schedule

Repayment date	Principal repayment (US$)	Interest payment (US$)
30 September 2021	1,890,000	28,350
31 December 2021	1,890,000	7,087.5

CIH’s Repayment Schedule

Repayment date	Principal repayment (US$)	Interest payment (US$)
30 September 2021	1,890,000	28,350
31 December 2021	1,890,000	7,087.5

SCHEDULE 2 FORM OF VALIDATION ORDER

EXECUTED and DELIVERED as a deed

For and on behalf of

Velda Power Limited

By:

/s/ Chi Sing Ho

Name: Chi Sing Ho

Title: Authorized Signatory

Signature page to Settlement Deed

EXECUTED and DELIVERED as a deed

For and on behalf of

FANG HOLDINGS LIMITED

By:

/s/ Vincent Mo

Vincent Mo

Director

Signature page to Settlement Deed

EXECUTED and DELIVERED as a deed

For and on behalf of

CHINA INDEX HOLDINGS LIMITED

By:

/s/ Vincent Mo

Vincent Mo

Director

Signature page to Settlement Deed